October 31, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Angie Kim, Esq.

Re:          Advanced Cannabis Solutions, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 24, 2014

File No. 333-193890

Dear Ms. Kim:

Advanced Cannabis Solutions, Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 18, 2014 (the “Comment Letter”) relating to Amendment No.3 to the Company’s Registration Statement on Form S-1 filed with the Commission on July 24, 2014.

On behalf of the Company, we are simultaneously filing Amendment No. 4 to the Company’s Registration Statement on Form S-1.  In addition to responding to the Comment Letter, Amendment No. 4 reflects certain modifications to our financial statements as recently filed in our amended 10-K and 10-Q’s, as well as certain additions and changes to our management and Board of Directors.

For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1.

We Note your disclosure that says “we could be deemed to be participating in marijuana cultivation, which remains illegal under federal law, and exposes us to potential criminal liability, with the additional risk that our properties could be subject to civil forfeiture proceedings.”  Please clearly state in the prospectus summary whether you believe the company’s current and intended business as described in the prospectus violates federal law.

Response 1: The Company has added heightened disclosure to the Registration Statement in response to the Staff’s comment.  Please see page 2.  The Company does not grow or distribute marijuana and intends to remain within the guidelines of the Cole Memo.  However, other ancillary services could be seen as aiding and abetting illegal activities which would be a violation of federal law in the area, such that the Company has taken the position and has clearly stated in the summary to the Prospectus that “we cannot provide assurance that the Company is in full compliance with the Cole Memo or any other federal laws or regulations.”

2.

You disclose on page 15 that “[w]e plan to provide sophisticated services and solutions to the regulated cannabis industry throughout the United States by first acquiring, and then leasing, growing space and related facilities to licensed marijuana growers and dispensary owners for their operations.  Tenants will pay rent and other fees to us for the use of the properties, all in compliance with applicable local and state laws and regulations.  We plan to provide a variety of other services to the cannabis industry.”  On your website, it appears you also provide wholesale distribution of products such as packaging products, nutrient solutions and irrigation technology.  Please enhance your business section to discuss this aspect of your business.

Response 2: The Company notes the Staff’s comment and has enhanced the language in the business section to discuss the Company’s wholesale distribution of products such as packaging products, nutrient solutions and irrigation technology.  Please see page 2.

Market for Our Common Stock, page 6

3.

We note your response to prior comment 2.  Please reconcile your revisions in response to prior comment 2 and your statement on your website that "Advanced Cannabis Solutions is publicly traded…”

Response: The Company has modified the language throughout and on its website to state that the Company’s common stock is “traded on an unsolicited basis in the grey market.”  We believe this to be an accurate description.

Financial Statements

4.

Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Response: The Company has updated the financial statements in accordance with Rule 8-08 of Regulation S-X.

Please feel free to contact me if you have any questions or comments.  The Company believes that it has responded to all of your comments and hopes that the Company’s Registration Statement can be cleared prior to November 12, 2014, at which time the financial statements included in the Company’s Registration Statement would again have to be amended.  Attached to this response letter is a separate letter executed by a Company officer containing the requested representations.

Sincerely,

/s/ Arthur S. Marcus

October 31, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Angie Kim, Esq.

Re:     Advanced Cannabis Solutions, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 24, 2014

File No. 333-193890

Dear Ms. Kim:

As the Chief Executive Officer of Advanced Cannabis Solutions, Inc. (the “Company”), I hereby acknowledge on behalf of the Company that:

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Arthur Marcus, Esq., counsel for the Company at (212) 930-9700.

Yours truly,

/s/ Robert L. Frichtell

cc: Greg Sichenzia, Esq., Arthur Marcus, Esq.